July 31, 2024

Tingfeng Weng
Chief Executive Officer
Wing Yip Food Holdings Group Ltd
No.9, Guanxian North Rd,
Huangpu Town, Zhongshan City,
Guangdong, China 528429

       Re: Wing Yip Food Holdings Group Ltd
           Amendment No. 3 to Registration Statement on Form F-1
           Filed July 25, 2024
           File No. 333-277694
Dear Tingfeng Weng:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 8, 2024 letter.

Amendment No. 3 to Registration Statement on Form F-1 Filed July 25, 2024 Capitalization , page 51

1. We note on page 48 your revised net proceeds from this offering of US$8.41 million, if the underwriters do not exercise their over-allotment option, and US$9.96 million if the underwriters exercise their over-allotment option in full. However, it appears that you have not reflected these revisions in your capitalization table. Please revise your cash and cash equivalents in the "As adjusted (Over-allotment option not exercised)" and "As adjusted (Over-allotment option exercised in full)" columns to reflect the appropriate net proceeds. Please also ensure that the shareholders' equity section of the capitalization table includes the appropriate net proceeds as well.
 July 31, 2024
Page 2

       Please contact Ernest Greene at 202-551-3733 or Kevin Woody at 202-551-3629 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing